Exhibit 12.1

NATIONAL HOLDINGS CORPORATION AND SUBSIDARIES

Ratio of earnings to fixed charges

(In thousands, except per share data)

	Nine Months	Twelve Months	Twelve Months	Twelve Months	Twelve Months	Twelve Months
	Ended June 30	Ended Sept 30	Ended Sept 30	Ended Sept 30	Ended Sept 30	Ended Sept 30
	FY 2018	FY 2017	FY 2016	FY 2015	FY 2014	FY 2013

Income (loss) from continuing operations before income taxes	(5,028,000)	16,579,000	(2,469,000)	478,000	7,822,000	1,625,000
Add: Fixed Charges	30,000	14,000	51,000	13,000	33,000	248,000
Net (income)/loss attributable to noncontrolling interests in consolidated entities	-	-	-	-	-	3,000
Earnings (losses)	(4,998,000)	16,593,000	(2,418,000)	491,000	7,855,000	1,876,000
Fixed charges:
Portion of rent expense representing interest	-	-	-	-	-	-
Interest expense	30,000	14,000	51,000	13,000	33,000	248,000
Total fixed charges	30,000	14,000	51,000	13,000	33,000	248,000
Ratio of earnings/fixed charges	N/A	1,185.21x	N/A	37.77x	238.03x	7.56x